United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated September 8, 2003 along with a copy of the letter addressed to Vadodara Stock Exchange Limited (regional stock exchange).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: September 8, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

COPY OF THE RESOLUTION PASSED BY THE MEMBERS OF ICICI BANK LIMITED AT THE NINTH ANNUAL GENERAL MEETING HELD ON AUGUST 25, 2003

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S.R. Batliboi & Co., Chartered Accountants, be appointed statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2004.

CERTIFIED TRUE COPY

NILESH TRIVEDI
ASSISTANT COMPANY SECRETARY